EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
BetterLife Pharma Inc. (the “Company”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item2	Date of Material Change
August 29, 2024

Item 3	News Releases
News releases dated August 27 and 29, 2024

Item4	Summary of Material Change

In August 2024, the Company announced the publication of its patent entitled “Methods of treating mental or mood disorders using 2-bromo-LSD” (Publication No. US-2024-0058326-A1) by the United States Patent and Trademarks Office.

The Company also announced that that it intends to complete a fully subscribed non-brokered private placement offering (the “Private Placement”) of $1,100,000. The Private Placement will comprise of units issued at a price of $0.15 per unit, with each unit consisting of one common share in the capital of the Company (a “Common Share”) and one full common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder to purchase one Common Share at an exercise price of $0.20 for up to two years following the date of the closing of the Private Placement.

Item 5	Full Description of Material Change
Refer to Item 4 and the news releases in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information
No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer
Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report
August 29, 2024

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SCHEDULE “A”

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Derivative BETR-001 and Publication of its Methods to Treat Mood Disorders Patent

VANCOUVER, British Columbia, August 27, 2024 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development of 2-bromo-LSD (BETR-001), a non-hallucinogenic derivative of lysergic acid diethylamide (“LSD”), today announced the publication of its patent entitled “Methods of treating mental or mood disorders using 2-bromo-LSD” (Publication No. US-2024-0058326-A1) by the United States Patent and Trademarks Office.

Dr. Ahmad Doroudian, CEO of BetterLife, commented, “The tremendous advantage of BETR-001 is its fully non-hallucinogenic property, while maintaining robust activity in animal depression and anxiety models. Earlier this month, the US FDA rejected the NDA for the hallucinogen MDMA for the treatment of PTSD. In its decision, the FDA echoed the concerns raised in June 2024 by its Advisory Committee which recommended the rejection of the application. These issues are not isolated to MDMA but face all first and second generation psychedelics, including the need for specialized clinics and having strict controlled substance classification.”

Dr. Doroudian added, “In contrast to first and second generation psychedelics, BETR-001 is non-hallucinogenic. We believe BETR-001 will deliver all the therapeutic benefits of LSD without the burden of being hallucinogenic. Our goal is patient self-administration of BETR-001 at home for the treatment of various psychiatric and neurological disorders.”

BetterLife is currently completing BETR-001 IND-enabling studies, and projects to file the BETR-001 IND and start human clinical trials upon the completion of the studies.

The Company also announces that it has issued 4,983,699 common shares and 4,983,699 share purchase warrants pursuant to the conversion option of convertible debentures and accrued interest on convertible debentures totalling $498,369.86. Share purchase warrants are exercisable into common shares, on a one-for-one basis, at an exercise price of $0.10 per warrant and expire on December 31, 2025 or September 27, 2026. As part of the total conversion, 2,250,000 common shares and 2,250,000 share purchase warrants were issued to the Dr. Doroudian for conversion of $225,000 of convertible debentures.

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About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife Announces Fully Subscribed

Private Placement Financing

VANCOUVER, British Columbia, August 29, 2024 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of non-hallucinogenic LSD-based therapeutics for mental disorders, announces that it intends to complete a fully subscribed non-brokered private placement offering (the “Private Placement”) of $1,100,000. The Private Placement will comprise of units issued at a price of $0.15 per unit, with each unit consisting of one common share in the capital of the Company (a “Common Share”) and one full common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder to purchase one Common Share at an exercise price of $0.20 for up to two years following the date of the closing of the Private Placement.

The Company intends to use the proceeds for the advancement of its lead compound BETR-001, a non-hallucinogenic derivative of LSD (lysergic acid diethylamide), and general working capital purposes. The close is subject to the receipt of all necessary regulatory and other approvals which will be announced as soon as it has been completed.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non- controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

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Contact

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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